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MEDIA INQUIRIES:                                           INVESTOR INQUIRIES:
Lynn Newman                                                Derrick Vializ
917-225-9722 (mobile)                                      908-953-7500 (office)
973-993-8033 (home)                                        vializ@avaya.com
lynnnewman@avaya.com                                       ----------------
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AVAYA ANNOUNCES EXCHANGE OFFER FOR PORTION OF ITS LIQUID YIELD OPTION(TM) NOTES

FOR IMMEDIATE RELEASE: MONDAY, DECEMBER 23, 2002

      BASKING RIDGE, N.J. - Avaya Inc. (NYSE:AV), a leading global provider of communications networks and services to businesses, today announced the commencement of an offer to exchange up to $660,542,000 aggregate principal amount at maturity of its Liquid Yield Option(TM) Notes due 2021 that were issued in October 2001, representing approximately 70 percent of the aggregate principal amount at maturity of the outstanding LYONs.

      Warburg Pincus Equity Partners, L.P. and affiliated investment funds areparticipating in the exchange offer with Avaya. Warburg Pincus is a significant shareholder of Avaya and owns approximately 14.5 percent of Avaya's outstanding common stock.

      The offer will expire at midnight New York City time on Jan. 22, 2003, unless extended. Tendered LYONs may be withdrawn at any time prior to the expiration date.

      Tendering LYON holders will have the option to receive in exchange for each LYON either: (1) mixed consideration having an aggregate value equal to $407.74 consisting of $203.87 in cash plus a number of shares of Avaya common stock having an offer value equal to $203.87 subject to a collar; or (2) $389.61 in cash. The number of shares issuable as part of the mixed consideration will be based on the five-day volume-weighted average price of Avaya's common stock ending on the second day prior to the expiration date, subject to a collar of not more than 102 shares or less than 76 shares per LYON. The mixed consideration based on the offer value represents a 12.5 percent premium, and the cash consideration represents a 7.5 percent premium, to $362.43, the last reported price of the LYONs on Dec. 20, 2002.

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      The offer will be prorated so that (i) no more than $660,542,000 aggregate principal amount at maturity of LYONs are accepted for exchange, (ii) all LYONs tendered for the mixed consideration are accepted before any are accepted for the cash consideration and (iii) not more than $200 million in cash is paid in the offer.

      The purpose of the tender offer is to reduce Avaya's outstanding indebtedness and provide Avaya with greater financial flexibility. Given current market conditions, the cost to Avaya to repurchase the LYONs in the offer would be lower than if Avaya were required to repurchase such LYONs pursuant to their terms on Oct. 31, 2004.

         Under the terms of the agreement entered into between Avaya and Warburg Pincus, Avaya will provide up to $100 million, and Warburg Pincus will provide up to $100 million, of the $200 million in cash available to repurchase the LYONs in the exchange offer. Warburg Pincus has agreed to exchange all LYONs it purchases into common stock. For its financing commitment and participation in the exchange offer Warburg Pincus will receive warrants to purchase additional shares of common stock. Avaya will issue all of the common stock in connection with the mixed consideration.

      Avaya also announced that Anthony Terracciano resigned from its board of directors on Dec. 19, 2002. Under New York Stock Exchange rules, Mr. Terracciano, a board member nominated by Warburg Pincus, was required to resign from Avaya's board prior to approval of the offer involving Warburg Pincus.

      Under the agreement entered into by Avaya and Warburg Pincus, Warburg Pincus has the right to nominate one individual to Avaya's board of directors. Warburg Pincus has nominated Joseph P. Landy, co-president of Warburg Pincus, for election to the Avaya board. Avaya expects Mr. Landy will be elected as a director of Avaya with a term expiring in 2004. In addition, if Warburg Pincus provides at least $25 million for the purchase of LYONs in the exchange offer, Warburg Pincus will have the right to nominate an additional unaffiliated individual for election.

      The terms and conditions of the exchange offer and the terms of the arrangement between Warburg Pincus and Avaya are described in the offer documents dated Dec. 23, 2002, and mailed to all holders of the LYONs. The completion of the offer for the LYONs is subject to the conditions described in the offer documents.

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      Subject to applicable law, the offerors may waive any condition applicable to the offer or extend, terminate or otherwise amend the offer. The tender offer is not conditioned on a minimum amount of LYONs being tendered.

      Morgan Stanley & Co. Incorporated is acting as dealer manager for the exchange offer. Georgeson Shareholder Communications, Inc. is the information agent, and The Bank of New York is the exchange agent. Copies of the offer documents may be obtained at no charge from the information agent at 866-296-4337 or 212-440-9800 or from the SEC's Web site at www.sec.gov. Additional information concerning the terms of the exchange offer, including all questions relating to the mechanics of the offer, may be obtained by contacting the information agent at 866-295-4337 or Morgan Stanley at 212-761-5409 (collect).

      A registration statement relating to the Avaya common stock being offered has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Avaya common stock in any state in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The offer may only be made pursuant to the Offer to Exchange/Prospectus and the accompanying Letter of Transmittal.

ABOUT AVAYA

      Avaya Inc. designs, builds and manages communications networks for more than 1 million businesses worldwide, including 90 percent of the FORTUNE 500(R). Focused on businesses large to small, Avaya is a world leader in secure and reliable Internet Protocol (IP) telephony systems and communications software applications and services. Driving the convergence of voice and data communications with business applications --and distinguished by comprehensive worldwide services -- Avaya helps customers leverage existing and new networks to achieve superior business results. For more information, visit the Avaya website: http://www.avaya.com

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      This news release contains forward-looking statements regarding the offer described herein and the company's view of the intended effects of the offer. This view is based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, general industry market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations and the economic, political, and other risks associated with international sales and operations, U.S. and foreign government regulation, price and product competition, rapid technological development, dependence on new product development, the successful introduction of new products, the mix of our products and services, customer demand for our products and services, the ability to successfully integrate acquired companies, control of costs and expenses, the ability to implement in a timely manner our restructuring plans, and the ability to form and implement alliances. For a further list and description of such risks and uncertainties, see the reports filed by Avaya with the Securities and Exchange Commission. Avaya disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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NOTE:  Liquid Yield Option and LYON are trademarks of Merrill Lynch & Co., Inc.